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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2002

SONERA CORPORATION
(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-4 of Telia AB (Registration Statement No. 333-100213).

        This report on Form 6-K contains a press release dated December 9, 2002 announcing NOTIFICATION ACCORDING TO CHAPTER 2, SECTION 10 OF THE SECURITIES MARKET ACT ON CHANGE IN SHAREHOLDINGS; FINNISH STATE'S HOLDING IN SONERA CORPORATION FELL TO ZERO.

1(1)

SONERA CORPORATION
STOCK EXCHANGE RELEASE

DECEMBER 9, 2002, at 9.30 a.m.

NOTIFICATION ACCORDING TO CHAPTER 2, SECTION 10 OF THE SECURITIES MARKET ACT ON CHANGE IN SHAREHOLDINGS; FINNISH STATE'S HOLDING IN SONERA CORPORATION FELL TO ZERO

        Sonera Corporation has received the following notification according to Chapter 2, Section 9 of the Securities Market Act on a change in shareholding.

        TeliaSonera AB has today transferred the TeliaSonera shares and warrants offered in the exchange offer in October-November 2002 to the book-entry accounts of holders of Sonera shares (including ADSs) and warrant. As a result of the completion of the exchange offer, the Finnish State's shareholding in Sonera Corporation fell from 52.8% to 0%. At the same time, Sonera Corporation became a 94.9% owned subsidiary of TeliaSonera AB.

        As a result of the receipt of the TeliaSonera shares by the Finnish State as consideration for its Sonera Corporation shares, the Finnish State's holding in TeliaSonera AB increased to 19.0%. The Finnish State has not previously owned shares in TeliaSonera AB.

        Trading in the Sonera not tendered shares and 1999A warrants on the Helsinki Exchanges will continue for the time being until the conditions for delisting of Sonera shares and 1999A warrants have been met. Sonera ADSs not tendered during the exchange offer were de-listed from the NASDAQ National Market as of the end of trading on December 6, 2002.

SONERA CORPORATION

Jyrki Karasvirta,
Vice President,
Acting Head of Corporate Communications

DISTRIBUTION:
HEX
Major media

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2002
SONERA CORPORATION
	By:	/s/ JYRKI KARASVIRTA Jyrki Karasvirta Vice President, Acting Head of Corporate Communications
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION STOCK EXCHANGE RELEASE DECEMBER 9, 2002, at 9.30 a.m.
NOTIFICATION ACCORDING TO CHAPTER 2, SECTION 10 OF THE SECURITIES MARKET ACT ON CHANGE IN SHAREHOLDINGS; FINNISH STATE'S HOLDING IN SONERA CORPORATION FELL TO ZERO
SIGNATURES